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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE 13E-3

                                AMENDMENT NO. 1
                        RULE 13E-3 TRANSACTION STATEMENT

                         (PURSUANT TO SECTION 13(E) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                          HOME SHOPPING NETWORK, INC.
                                (NAME OF ISSUER)
                         ------------------------------

                          HOME SHOPPING NETWORK, INC.
                        SILVER KING COMMUNICATIONS, INC.
                           TELE-COMMUNICATIONS, INC.
                            HOUSE ACQUISITION CORP.
                                  BARRY DILLER
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   437351109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                         ------------------------------

  HOME SHOPPING NETWORK, INC.    SILVER KING COMMUNICATIONS,     TELE-COMMUNICATIONS, INC.
                                            INC.
    2501 118TH AVENUE NORTH        12425 28TH STREET NORTH           5619 DTC PARKWAY
   ST. PETERSBURG, FL 33716       ST. PETERSBURG, FL 33716          ENGLEWOOD, CO 80111
     ATTN: KEVIN J. MCKEON          ATTN: MICHAEL DRAYER          ATTN: STEPHEN M. BRETT
        (813) 572-8585                 (813) 573-0339                 (303) 267-5500

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                         ------------------------------

                                   Copies to:

        THOMAS J. KUHN                PAMELA S. SEYMON             FREDERICK H. MCGRATH
     HOWARD, DARBY & LEVIN     WACHTELL, LIPTON, ROSEN & KATZ      BAKER & BOTTS, L.L.P.
  1330 AVENUE OF THE AMERICAS        51 WEST 52ND STREET           599 LEXINGTON AVENUE
      NEW YORK, NY 10019             NEW YORK, NY 10019             NEW YORK, NY 10022
        (212) 841-1000                 (212) 403-1000                 (212) 705-5000

                         ------------------------------

       This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.
       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE

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


            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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                $1,236,147,033                                    $247,230
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


* The amount shown was estimated solely for purposes of calculation of the filing fee and is based upon the calculation set forth on the cover page of the preliminary Schedule 14A Joint Proxy Statement filed by Home Shopping Network, Inc., Silver King Communications, Inc. and Savoy Pictures Entertainment, Inc. with the Securities and Exchange Commission contemporaneously herewith, a copy of which is attached hereto.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $247,230                 Filing Party:  Silver King Communications, Inc.
Form or Registration No.:  Schedule 14A           Date Filed:  March 1 and October 10, 1996


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


     This Amendment No. 1 ("Amendment No. 1") to the Rule 13e-3 Transaction Statement (as amended by this Amendment No. 1, the "Statement"), is filed jointly by Home Shopping Network, Inc., a Delaware corporation ("HSN"), Silver King Communications, Inc., a Delaware corporation ("Silver King"), House Acquisition Corp., a Delaware corporation ("House"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and Barry Diller and relates to the proposed merger (the "HSN Merger") of House with and into HSN.



     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the amended preliminary Schedule 14A Joint Proxy Statement (the "Joint Proxy Statement") filed by HSN, Silver King and Savoy Pictures Entertainment, Inc., a Delaware corporation, with the Securities and Exchange Commission (the "Commission") contemporaneously herewith of the information required to be provided in response to the items of the Statement. The information in the Joint Proxy Statement, a copy of which is attached hereto as Exhibit (d)(1), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in the Statement are qualified in their entirety by the information contained in the Joint Proxy Statement.

                             CROSS REFERENCE SHEET

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) See "Introduction" and "Summary -- the Companies -- HSN" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (b) See "Introduction" and "HSN Meeting -- Record Date and Outstanding Shares" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (c) See "Summary -- Market Price Data -- HSN" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (d) See "Summary -- Market Price Data -- Comparative Share Prices" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (e) None.

     (f) See "Special Factors Relating to the HSN Transactions -- Background -- Relationship between TCI and HSN"; "-- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest -- Ownership of HSN Stock and HSN Options" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13e-3 is being filed jointly by HSN, as the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, Silver King, as the acquiror of the class of equity securities which is the subject of the Rule 13e-3 transaction, House, TCI and Barry Diller, each of which may be deemed an affiliate of HSN as defined in Rule 13e-3(a)(1) of the Commission.

     (a)-(d) See "Summary -- The Companies"; "Appendix J -- Certain Information Regarding Directors and Executive Officers of HSN"; "Appendix K -- Certain Information Regarding Directors and Executive Officers of Silver King and House"; and "Appendix L -- Certain Information Regarding Directors and Executive Officers of TCI" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (e) Negative.

     (f) Negative.

     (g) See "Appendix J -- Certain Information Regarding Directors and Executive Officers of HSN"; "Appendix K -- Certain Information Regarding Directors and Executive Officers of Silver King and House"; and "Appendix
L -- Certain Information Regarding Directors and Executive Officers of TCI" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) See "Savoy Merger and Related Transactions -- Background"; "Special Factors Relating to the HSN Transactions -- Background"; and "-- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest" of the Joint Proxy Statement, which information is incorporated herein by reference. In addition, the November Stockholders Agreement (the "November Stockholders Agreement") between Mr. Diller and Liberty Media Corporation ("Liberty"), which was entered into in connection with the TCI HSN Shares Acquisition and which is described in the Joint Proxy Statement in "Savoy Merger and Related
Transactions -- Background -- November Savoy Merger Agreement and TCI HSN Shares Acquisition," included a provision whereby Mr. Diller agreed to use reasonable best efforts to cause one designee of Liberty to serve on the Board of Directors of HSN following the TCI HSN Shares Acquisition. The November Stockholders Agreement was superseded in connection with the execution of the First Amendment (as defined in the Joint Proxy Statement) and the termination of the agreements related to the TCI HSN Shares Acquisition.

     In addition to the discussions with Mr. Diller referred to in the Joint Proxy Statement/Prospectus, since January 1, 1994, Liberty has, from time to time, received general proposals from and had discussions with unaffiliated third parties, regarding the sale or other disposition of all or a portion of the TCI HSN Shares. Such proposals and discussions were preliminary in nature, related solely to the TCI HSN Shares, and did not include specific economic and other terms. None of such proposals or discussions resulted in any agreement, arrangement or understanding between Liberty and any third party relating to the TCI HSN Shares.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)-(b) See "Introduction"; "Summary -- The Transactions" and "-- HSN Merger and Related Transactions"; "Special Factors Relating to the HSN Transactions -- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest"; "-- Certain Effects of the HSN Transactions"; "-- Certain Federal Income Tax Consequences of the HSN Transactions"; and "-- Accounting Treatment"; and "HSN Merger Agreement and Related Transaction Agreements -- General";
"-- HSN Merger Agreement"; "-- Related Agreements"; "-- Amendments to
Diller - Liberty Stockholders Agreement"; "-- Affiliates' Restrictions on Resale of Silver King Common Stock"; and "-- Absence of Dissenters' Rights" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(b) See "Special Factors Relating to the HSN Transactions -- Purposes of and Reasons for the HSN Transactions"; "-- Certain Effects of the HSN Transactions"; "-- Plans for HSN after the HSN Merger"; and "HSN Merger Agreement and Related Transaction Agreements -- HSN Merger Agreement" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (c) See "Special Factors Relating to the HSN Transactions -- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest -- Continuing HSN Directors"; and "-- Plans for HSN after the HSN Merger" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (d) None.

     (e)-(g) See "Special Factors Relating to the HSN Transactions -- Certain Effects of the HSN Transactions"; "-- Plans for HSN after the HSN Merger"; and "HSN Merger Agreement and Related Transaction Agreements -- HSN Merger Agreement" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) See "Special Factors Relating to the HSN Transactions -- Financing of the HSN Transactions" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) See "Special Factors Relating to the HSN Transactions -- Background"; "-- Purposes of and Reasons for the HSN Transactions"; and "-- Fairness of the HSN Transactions; Recommendations" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (b) See "Savoy Merger and Related Transactions -- Background"; "Special Factors Relating to the HSN Transactions -- Background"; and "-- Fairness of the Transactions; Recommendations" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (c) See "Risk Factors -- Regulation"; "Savoy Merger and Related Transactions -- Background"; and "Special Factors Relating to the HSN Transactions -- Background"; "-- Purposes of and Reasons for the HSN Transactions"; and "-- Fairness of the HSN Transactions; Recommendations" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (d) See "Special Factors Relating to the HSN Transactions -- Purposes of and Reasons for the HSN Transactions"; "-- Fairness of the HSN Transactions; Recommendations"; "-- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest"; "-- Certain Effects of the HSN Transactions";
"-- Certain Federal Income Tax Consequences of the HSN Transactions"; and
"-- Accounting Treatment"; and "HSN Merger Agreement and Related Transaction Agreements -- Affiliates' Restrictions on Resale of Silver King Common Stock"; and "-- Absence of Dissenters' Rights" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) See "Special Factors Relating to the HSN Transactions -- Background
-- Discussions Leading to the HSN Merger"; and "Special Factors Relating to the HSN Transactions -- Fairness of the HSN Transactions; Recommendations" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (b) See "Special Factors Relating to the HSN Transactions -- Fairness of the HSN Transactions; Recommendations" and "-- Opinions of Certain Financial Advisors" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (c)-(e) See "Special Factors Relating to the HSN Transactions -- Background"; "-- Fairness of the HSN Transactions; Recommendations"; and "-- Opinions of Certain Financial Advisors -- Opinion of Wasserstein Perella, Advisor to the HSN Special Committee" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) See "Special Factors Relating to the HSN Transactions -- Fairness of the HSN Transactions; Recommendations" and "-- Opinions of Certain Financial Advisors" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) See "Special Factors Relating to the HSN Transactions -- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest -- Ownership of HSN Stock and HSN Options"; "Appendix J -- Certain Information Regarding Directors and Executive Officers of HSN"; "Appendix K -- Certain Information Regarding Directors and Executive Officers of Silver King and House"; and "Appendix L -- Certain Information Regarding Directors and Executive Officers of TCI" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     See "Special Factors Relating to the HSN Transactions -- Background
-- Relationship between Liberty and Mr. Diller -- The Diller-Liberty Stockholders Agreement"; and "-- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest -- Ownership of HSN Stock and HSN Options"; and "HSN Merger Agreement and Related Transaction Documents -- HSN Merger Agreement"; "-- Related Agreements"; and "-- Amendments to Diller-Liberty Stockholders Agreement" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) See "Special Factors Relating to the HSN Transactions -- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest -- Ownership of HSN Stock and HSN Options" and "HSN Merger Agreement and Related Transaction Agreements -- Related Agreements -- Stockholder Voting Agreements" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (b) See "Special Factors Relating to the HSN Transactions -- Fairness of the HSN Transactions; Recommendations" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) See "HSN Merger Agreement and Related Transaction Agreements -- Absence of Dissenters' Rights" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a)-(b) See "Incorporation of Certain Documents by Reference"; "Selected Historical Financial Data"; and "Unaudited Pro Forma Combined Condensed Financial Statements" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) See "Special Factors Relating to the HSN Transactions -- Interests of Certain Persons in the HSN Transactions; Conflicts of Interest -- Continuing HSN Directors"; "-- Employment Arrangements"; "Special Factors Relating to the HSN Transactions -- Financing of the HSN Transactions"; and "HSN Merger Agreement and Related Transaction Agreements -- HSN Merger Agreement -- Representations and Warranties; Covenants"; "-- Related Agreements"; and "-- Amendments to Diller-Liberty Stockholders Agreement" of the Joint Proxy Statement, which information is incorporated herein by reference.

     (b) See "Silver King Meeting -- Solicitation of Proxies and Expenses"; "HSN Meeting -- Solicitation of Proxies and Expenses"; "Savoy Merger and Related Transactions -- Interests of Certain Persons in the Savoy Merger -- Savoy -- Allen & Company Investment Banking Relationship"; and "Special Factors
Relating to the HSN Transactions -- Opinions of Certain Financial Advisors" of the Joint Proxy Statement, which information is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Joint Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Not applicable.

     (b)(1) Opinion Letter, dated August 28, 1996, of Wasserstein Perella & Co., Inc., addressed to the Special Committee of the Board of Directors of Home Shopping Network, Inc., included as Appendix F to the Joint Proxy Statement filed as Exhibit (d)(1) hereto.

     (b)(2) Presentation to the Special Committee of the Board of Directors of Home Shopping Network, Inc., dated August 25, 1996, of Wasserstein Perella & Co., Inc.

     (b)(3) Opinion Letter, dated August 25, 1996, of CS First Boston Corporation, addressed to the Board of Directors of Silver King Communications, Inc., included as Appendix D to the Joint Proxy Statement filed as Exhibit
(d)(1) hereto.

     (b)(4) Presentation to the Board of Directors of Silver King
Communications, Inc., dated August 25, 1996, of CS First Boston Corporation.

     (c)(1) Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among Silver King Communications, Inc., House Acquisition Corp., Home Shopping Network, Inc. and Liberty HSN, Inc., included as Appendix B to the Joint Proxy Statement filed as Exhibit (d)(1) hereto.

     (c)(2) Stockholders Agreement, as amended as of August 25, 1996, by and between Barry Diller and Liberty Media Corp., included as Appendix I to the Joint Proxy Statement filed as Exhibit (d)(1) hereto.

     (c)(3) Letter Agreement, dated as of August 25, 1996, by and among Liberty Media Corp., Liberty HSN, Inc., and Silver King Communications, Inc.

     (d)(1) Joint Proxy Statement on Schedule 14A relating to, among other things, the merger of House Acquisition Corp. with and into Home Shopping Network, Inc.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


     Date: November 13, 1996


                                          HOME SHOPPING NETWORK, INC.

                                          By: /s/  KEVIN J. MCKEON
                                              --------------------------------
                                              Name: Kevin J. McKeon
                                              Title:   Executive Vice President
                                                       and Chief Financial
                                                       Officer

                                          SILVER KING COMMUNICATIONS, INC.

                                          By: /s/  MICHAEL DRAYER
                                              --------------------------------
                                              Name: Michael Drayer
                                              Title:   Executive Vice President,
                                                       General Counsel and
                                                       Secretary

                                          TELE-COMMUNICATIONS, INC.

                                          By: /s/  STEPHEN M. BRETT
                                              --------------------------------
                                              Name: Stephen M. Brett
                                              Title:   Executive Vice President

                                          HOUSE ACQUISITION CORP.

                                          By: /s/  MICHAEL DRAYER
                                              --------------------------------
                                              Name: Michael Drayer
                                              Title:   President

                                          /s/  BARRY DILLER
                                          ------------------------------------
                                          Barry Diller

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                         DESCRIPTION
----------  ---------------------------------------------------------------------------------
 (b)(1)     Opinion Letter, dated August 28, 1996, of Wasserstein Perella & Co., Inc., addressed to the Special Committee of the Board of Directors of Home Shopping
            Network, Inc., included as Appendix F to the Joint Proxy Statement filed as
            Exhibit (d)(1) hereto.
 (b)(2)     Presentation to the Special Committee of the Board of Directors of Home Shopping
            Network, Inc., dated August 25, 1996, of Wasserstein Perella & Co., Inc.*
 (b)(3)     Opinion Letter, dated August 25, 1996, of CS First Boston Corporation, addressed to the Board of Directors of Silver King Communications, Inc., included as
            Appendix D to the Joint Proxy Statement filed as Exhibit (d)(1) hereto.
 (b)(4)     Presentation to the Board of Directors of Silver King Communications, Inc., dated
            August 25, 1996, of CS First Boston Corporation.*
 (c)(1)     Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among Silver King Communications, Inc., House Acquisition Corp., Home Shopping
            Network, Inc. and Liberty HSN, Inc., included as Appendix B to the Joint Proxy
            Statement filed as Exhibit (d)(1) hereto.
 (c)(2)     Stockholders Agreement, as amended as of August 25, 1996, by and between Barry
            Diller and Liberty Media Corp., included as Appendix I to the Joint Proxy
            Statement filed as Exhibit (d)(1) hereto.
 (c)(3)     Letter Agreement, dated as of August 25, 1996, by and among Liberty Media Corp.,
            Liberty HSN, Inc. and Silver King Communications, Inc.*
 (d)(1)     Joint Proxy Statement on Schedule 14A relating to, among other things, the merger of House Acquisition Corp. with and into Home Shopping Network, Inc.
            (Incorporated by reference to Amendment No. 2 to the Joint Proxy Statement on
            Schedule 14A, File No. 0-20570, filed with the Commission on November 13, 1996.)


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* Previously filed.


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